BY EDGAR TRANSMISSION

June 25 , 2015

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Funds, Inc.
Response to SEC Staff Comments
File Numbers 811-07572, 033-59474

Dear Ms. Hatch:
This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which were communicated via telephone on May 18, 2015.

Comment 1. With respect to the examples table for newly added share classes to existing funds, include estimated example numbers for 5 and 10 year periods.

Response. The Registrant respectfully declines to add 5- and 10-year values in the Expense Example because new share classes of existing Funds meet the definition of a "New Fund" in Form N-1A, Item 3, Instruction 6 (such fund does not include in Form N-1A financial statements reporting operating results) and may therefore omit such information pursuant to Instruction 6(b). As a fund with a new share class, the information provided in the example is estimated and the longer the time period for the estimated information, the less helpful the estimated information becomes.

Comment 2. With respect to the Diversified Real Asset Fund, the prospectus states the Fund concentrates “in the real estate and energy/natural resources industries.” The Staff notes that the Schedule of Investments reflects the Fund is invested in excess of 25% in energy/natural resources but less than 25% in real estate? Please explain.

Response. As described in the prospectus, the Registrant groups real estate and energy/natural resources together in its concentration policy for the Diversified Real Asset Fund; therefore, the Fund has invested more than 25% of its assets in the described industries.

Comment 3. Footnote (b) to the Diversified Real Asset Fund Schedule of Investments notes illiquid securities. In future reports, consider including the dollar amount as well as the percentage of illiquid securities, similar to disclosure of fair value securities.

Response. The requested disclosure will be made in future filings.

Comment 4. The Schedule of Investments for the Preferred Securities Fund states that the Fund has 43.83% of its assets invested in preferred stocks and 54.73% in bonds. Please reconcile with the 80% name test and Rule 35d-1.

Response. As noted in the prospectus, “Under normal circumstances, the Fund invests 80% of its net assets, plus any borrowing for investment purposes, in preferred securities at the time of purchase.” (emphasis added). The 80% test relates to preferred securities which includes certain types of fixed income securities and is not limited to preferred stocks. The Statement of Additional Information includes a detailed description of of the types of investments the Fund considers to be preferred securities. The Schedule of Investments reflects investments in “preferred stocks” and “bonds” which meet the definition of preferred securities.

Comment 5. For the Preferred Securities Fund, given the investments in bonds, the Staff would expect to see Prospectus risk disclosure for investing in fixed income securities such as credit risk and interest rate risk. Please explain.

Response. The vast majority of the bonds in which the Preferred Securities Fund invests are preferred securities, and the Registrant believes the current disclosure addresses the risks of investing in those preferred securities. For example, within the Principal Risks, see Portfolio Duration Risk (addressing changes in interest rates) and Preferred Securities Risk (addressing credit and interest rate risks among others). Also, the Registrant provides additional disclosure regarding the risks of the Fund in the Additional Information About Investment Strategies and Risks section in the Prospectus.

Comment 6. For the Global Diversified Income Fund, footnote 7 of the financials states there were over $2 billion in securities sold short, but the Statement of Operations does not disclose securities sold short. Please reconcile. Also, given significant amount of securities sold short, explain why short selling is not noted as a principal strategy of the fund.

Response. The requested Statement of Operations disclosure will be made in future filings. The Registrant respectfully submits that short selling is noted as a principal investment strategy and principal risk in the Prospectus.

Comment 7. Please confirm that financial statements were filed for the International Small Company Fund. The Staff was unable to locate the financial statements in the annual reports.

Response. Financial Statements for International Small Company Fund were included in the filing. The statements may be found by utilizing a word search for “June 11”, the date of the fund’s inception.

Comment 8. Please explain why Management’s Discussion of Fund Performance was not included for the Capital Securities Fund, International Small Company Fund and Principal LifeTime Hybrid Funds.

Response. Management’s Discussion of Fund Performance was properly omitted pursuant to N-1A Item 27(7) Instruction 10. Each fund had less than 6 months of audited financial statements.

Comment 9. The Schedule of Investments for the Capital Securities Fund states that the Fund has 10.8% of its assets invested in preferred stocks and 85% in bonds. Please reconcile with the 80% name test and Rule 35d-1.

Response. Identical to the response give in Comment 4 above, the fund’s prospectus states, “Under normal circumstances, the Fund invests 80% of its net assets, plus any borrowing for investment purposes, in preferred securities at the time of purchase.” (emphasis added). The 80% test relates to preferred securities which includes certain types of fixed income securities and is not limited to preferred stocks. The Statement of Additional Information includes a detailed description of of the types of investments the Fund considers to be preferred securities. The Schedule of Investments reflects investments in “preferred stocks” and “bonds” which meet the definition of preferred securities as defined in the Statement of Additional Information.

Comment 10. For the Bond Market Index Fund, the Prospectus states that the Fund invests at least 80% of its net assets in investments designed to replicated the Barclays U.S. Aggregate Bond Index. However, the Schedule of Investments states that 24.6% of the Funds investments were invested in a money market fund. Please explain.

Response. As of August 31, 2014, the Bond Market Index Fund held 24.60% of its net assets in the Goldman Sachs Financial Square Money Market Fund due to a large cash balance resulting from the sale of securities sold in anticipation of a large planned redemption from the fund.

Comment 11. With regards to the Management Discussion of Fund Performance for the Principal LifeTime Funds, please explain why the Registrant finds it appropriate that each such MDFP is identical for each Fund.

Response. Since the Principal LifeTime Funds are sold as a group of funds, the majority of underlying funds are utilized by each fund at varying weights. As such, the out- or under-performance of each of these funds and corresponding asset classes will generally be common across all Principal LifeTime Funds. If there was an underlying fund that was unique to a particular Principal LifeTime Fund that drove performance to a significant extent, the MDFP would specifically include disclosure as appropriate. Further, given that performance attribution and corresponding commentary are viewed relative to the S&P Target Date Index series and that broad asset class positioning against this index series is not typically different, broad asset class positioning is not typically a significant driver of relative performance. If it were, the MDFP would include disclosure as appropriate.

Comment 12. Please explain the different treatment of accrued director expenses in the Statement of Assets and Liabilities. Specifically, some funds show such expenses as prepaid, some funds show the expenses as accrued and other funds show no directors expenses.

Response. Director’s expenses are accrued based on estimates of the cost of the directors’ services and each fund’s average net assets. The actual cost of the directors’ services and fund average net assets could differ from those estimates. In cases where the payments made for directors’ expenses exceeded the estimated accrued expense, an asset for a prepaid expense is shown. In cases where the payments made for directors’ expenses are less than the estimated accrued expense, a liability for the remaining payment is shown. If no prepaid directors’ expense or accrued directors’ expense is shown, then the amount was less than $500 and not shown in the rounded statement of assets and liabilities.

Comment 13. Footnote 1 to the Financials of the Money Market Fund describes a reimbursement from an affiliate for certain realized losses related to security dispositions. FASB ASC 946-20-45-1 requires payments from affiliates to be reported separately on the Statement of Operations, the circumstances and amounts surrounding the payment to be disclosed in the notes to financial statements and the impact of the total return and per share operations to be disclosed in the Financial Highlights. Please update the disclosure to reflect requirements of FASB ASC 946-20-45-1.

Response. The reimbursement occurred during the 2013 fiscal year and was shown as a separate line item on the Statement of Operations for the period ending October 31, 2013. The reimbursement had no impact on the total return or the per share financial highlights.

Comment 14. Footnote 2 to the Financials indicates that certain Funds have unfunded loan commitments. Per Regulation SX-6-04.15, please include a line item on the Statement of Assets and Liabilities with $0.

Response. The requested disclosure will be made in future filings.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 515-235-9328 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.